Exhibit 99.1

Aurinia Pharmaceuticals to Participate in Upcoming Conferences

- Canaccord Genuity Rare Disease Biopharma 1x1 Day on February 7 in New York City

-Leerink Partners 6th Annual Global Healthcare Conference on February 16 in New York City

VICTORIA, British Columbia--(BUSINESS WIRE)--January 26, 2017--Aurinia Pharmaceuticals Inc., (NASDAQ:AUPH)(TSX:AUP) today announced that Michael Martin, Chief Operating Officer, and Celia Economides, Associate VP of Investor Relations, will participate in the Canaccord Genuity Rare Disease Biopharma 1x1 Day on February 7th in New York City and the Leerink Partners 6th Annual Global Healthcare Conference on February 16th at 11:30am ET. A webcast will be available for the Leerink Conference and can be accessed via the investor section of the Aurinia website, www.auriniapharma.com. A replay will also be archived on the site following the event.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN), an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

We Seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor & Media Contact:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com